UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 04, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

By means of this letter, we hereby announce, as a Relevant Information Communication that Graña y Montero S.A.A (the “Company”) and Gaveglio, Aparicio y Asociados S.C. de R.L. (“PwC”), a registered public accounting firm and the member in Peru of the PricewaterhouseCoopers network of firms, have determined that PwC is not independent of the Company with respect to the fiscal year 2016 as a consequence of non-audit services provided by PwC to the Company beginning in the fourth quarter of fiscal year 2016.  The services relate to the Company’s testing of controls in accordance with the U.S. Sarbanes-Oxley Act.

As a result, the Company, subject to the approval of the shareholders, and PwC mutually agreed on October 4, 2017 to the Company’s dismissal of PwC as auditor of the Company’s consolidated financial statements for the fiscal year 2016.  A shareholder meeting will be called to approve the withdrawal of PwC as auditor and to appoint a new independent auditor for fiscal year 2016.

The independence issue described above does not affect PwC’s independence with respect to the 2015 or 2014 fiscal years.  Based on PwC’s and the Company’s current view of the matter and of the independence standards, PwC and the Company believe that PwC remains independent with respect to the financial periods covered by the Company’s fiscal years 2015 and 2014 financial statements.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 04, 2017